AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION
on July 24, 2024

File No. 812-15523

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Second Amended and Restated Application Pursuant to Section 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”) and Rule 17d-1 Thereunder for an Order Permitting Certain Joint Transactions Otherwise Prohibited by Section 17(d) and 57(a)(4) of the Act and Rule 17d-1 Thereunder

In the Matter of the Application of:

CION GROSVENOR INFRASTRUCTURE FUND

100 Park Avenue, 25th Floor

New York, NY 10017

CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

100 Park Avenue, 25th Floor

New York, NY 10017

CION GROSVENOR MANAGEMENT, LLC

100 Park Avenue, 25th Floor

New York, NY 10017

GROSVENOR CAPITAL MANAGEMENT, L.P.

900 North Michigan Avenue, Suite 1100

Chicago, IL 60611-6558

GCM CUSTOMIZED FUND INVESTMENT GROUP, L.P.

767 Fifth Avenue, 14th Floor

New York, NY 10153

and

GCM – Asga Infra Investment Holdings, L.P.

GCM Blue Sails Infrastructure Offshore Opportunities Master Fund, L.P.

GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master), L.P.

Alpha Z Infrastructure VI (Master), L.P.

Electrical Workers Infrastructure Fund, L.P.

GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P.

GCM Grosvenor J Infrastructure Investment Fund 2024 (USD) (Master), L.P.

GCM Grosvenor J Infrastructure Investment Fund 2023 (EURO) (Master), L.P.

GCM Grosvenor J Infrastructure Investment Fund 2023 (USD) (Master), L.P.

2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF

GCM Grosvenor – NPS Infrastructure Asia, L.P.

GCM Grosvenor – NPS Infrastructure III, L.P (2022-1 Investment Series)

GCM Grosvenor KB Infra Investments, L.P.

GCM U.S. Partnership Opportunities, L.P.

GCM Grosvenor Pacific, L.P. (2020-1 Investment Series)

LTV Infrastructure (GCM) (Master), L.P. (2022-1 Investment Series)

GCM Grosvenor Infrastructure Investment Program, L.P. (2022-1 Investment Series)

Texas Emerging Managers Private Markets Program, L.P.

GCM WPP Global Infrastructure, L.P.

GCM Grosvenor Multi-Asset Class Master Fund III, L.P.

GCM Grosvenor Infrastructure Opportunities Fund, SCSp

GCM Grosvenor – Osool Investments, L.P.

GCM Grosvenor Nest Sammelstiftung II, L.P. (2023-1 Investment Series)

GCM Grosvenor Customized Infrastructure Strategies III, L.P

GCM Grosvenor Infrastructure Advantage Fund II, L.P.

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 43 PAGES.

PLEASE DIRECT ALL COMMUNICATIONS REGARDING THIS APPLICATION TO:

Aaron Gilbride, Esquire

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, D.C. 20004-1304

(202) 637-2264
Aaron.Gilbride@lw.com

Laura Ferrell, Esquire
Latham & Watkins LLP
330 North Wabash Avenue, Suite 2800
Chicago, IL 60611
(312) 876-7616
Laura.Ferrell@lw.com

Joel Cavanaugh, Esquire
Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, DC 20004-1304
(202) 637-3399
Joel.Cavanaugh@lw.com

WITH COPIES TO:

Girish S. Kashyap
Grosvenor Capital Management, L.P.
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611-6558
GKashyap@gcmlp.com

TABLE OF CONTENTS

Page

I.	INTRODUCTION	1

A.	Requested Relief	1

B.	Applicants Seeking Relief	1

C.	Defined Terms	2

II.	APPLICANTS	5

A.	CION Grosvenor Infrastructure Fund and CION Grosvenor Infrastructure Master Fund, LLC	5

B.	CION Grosvenor Management, LLC	6

C.	Grosvenor Capital Management, L.P.	7

D.	GCM Customized Fund Investment Group, L.P.	7

E.	Existing Affiliated Investors	7

III.	ORDER REQUESTED	7

A.	Overview	8

B.	Applicable Law	15

C.	Need for Relief	17

D.	Precedents	18

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED	19

A.	Potential Benefits	20

B.	Protective Representations and Conditions	21

V.	CONDITIONS	22

VI.	PROCEDURAL MATTERS	30

VII.	REQUEST FOR ORDER OF EXEMPTION	30

Schedules

Schedule A      List of Existing Affiliated Investors

EXHIBITS

Exhibit A      Resolutions

Exhibit B      Verifications

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

CION GROSVENOR INFRASTRUCTURE FUND

100 Park Avenue, 25th Floor

New York, NY 10017

CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

100 Park Avenue, 25th Floor

New York, NY 10017

CION GROSVENOR MANAGEMENT, LLC

100 Park Avenue, 25th Floor

New York, NY 10017

GROSVENOR CAPITAL MANAGEMENT, L.P.

900 North Michigan Avenue, Suite 1100

Chicago, IL 60611-6558

GCM CUSTOMIZED FUND INVESTMENT GROUP, L.P.

767 Fifth Avenue, 14th Floor

New York, NY 10153

GCM - Asga Infra Investment Holdings, L.P.

GCM Blue Sails Infrastructure Offshore Opportunities Master Fund, L.P.

GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master), L.P.

Alpha Z Infrastructure VI (Master), L.P.

Electrical Workers Infrastructure Fund, L.P.

GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P.

GCM Grosvenor J Infrastructure Investment Fund 2024 (USD) (Master), L.P.

GCM Grosvenor J Infrastructure Investment Fund 2023 (EURO) (Master), L.P.

GCM Grosvenor J Infrastructure Investment Fund 2023 (USD) (Master), L.P.

2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF

GCM Grosvenor - NPS Infrastructure Asia, L.P.

GCM Grosvenor - NPS Infrastructure III, L.P (2022-1 Investment Series)

GCM Grosvenor KB Infra Investments, L.P.

GCM U.S. Partnership Opportunities, L.P.

GCM Grosvenor Pacific, L.P. (2020-1 Investment Series)

LTV Infrastructure (GCM) (Master), L.P. (2022-1 Investment Series)

GCM Grosvenor Infrastructure Investment Program, L.P. (2022-1 Investment Series)

Texas Emerging Managers Private Markets Program, L.P.

GCM WPP Global Infrastructure, L.P.

GCM Grosvenor Multi-Asset Class Master Fund III, L.P.

GCM Grosvenor Infrastructure Opportunities Fund, SCSp

GCM Grosvenor - Osool Investments, L.P.

GCM Grosvenor Nest Sammelstiftung II, L.P. (2023-1 Investment Series)

GCM Grosvenor Customized Infrastructure Strategies III, L.P

GCM Grosvenor Infrastructure Advantage Fund II, L.P.

Investment Company Act of 1940 File No. 812-15523

I.	INTRODUCTION

A.	Requested Relief

CION Grosvenor Infrastructure Fund (the “Fund”) and its related entities identified in Section I.B below hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by Section 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund (as defined below) (or any Wholly Owned Investment Subsidiary (as defined below) of such Regulated Fund), on the one hand, and one or more other Regulated Funds (or any Wholly Owned Investment Subsidiary of such Regulated Fund) and/or one or more Affiliated Investors (as defined below), on the other hand, to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act (the “Co-Investment Program”). All existing entities that currently intend to rely on the Order have been named as Applicants (as defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth below in this Application (the “Conditions”).3

B.	Applicants Seeking Relief

•	The Fund, a Delaware statutory trust that is registered under the Act as a non-diversified, closed-end management investment company that will operate as an interval fund pursuant to Rule 23c-3 under the Act, and pursuant to a master/feeder structure. The Fund will initially invest substantially all of its assets in the CION Grosvenor Infrastructure Master Fund, LLC (the “Master Fund” and together with the Fund, the “Funds”), a Delaware limited liability company that is registered under the Act as a non-diversified, closed-end management investment company that will operate as an interval fund;

•	CION Grosvenor Management, LLC (“CGM”) is a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). CGM is a joint venture between GCM Grosvenor, Inc., the parent company of the Subadviser (as defined below) and GCFIG (as defined below), and CION Investment Group, LLC. CGM will serve as the investment adviser to the Funds pursuant to advisory agreements with each of the Funds (the “Investment Management Agreements”);[4]

•	Grosvenor Capital Management, L.P. (the “Subadviser”) is an Illinois limited partnership registered as an investment adviser under the Advisers Act, and serves as the investment subadviser to the Funds pursuant to investment sub-advisory agreements with CGM and each of the Funds (the “Sub-Advisory Agreements”);

1 Unless otherwise indicated, all section references herein are to the Act.

2 Unless otherwise indicated, all rule references herein are to rules under the Act.

3 No Regulated Fund or Affiliated Investor that relies on this Order will rely on any other order of the Commission authorizing co-investment transactions pursuant to Sections 17(d) and 57(i) of the Act and no entity that relies on another such order of the Commission will rely on this Order.

4 CGM is not (i) an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of a GCM Adviser; or (ii) an affiliated person of any affiliated person of a GCM Adviser, except for the affiliation that arises as a result of CGM serving as the investment adviser to a Regulated Fund that is also subadvised by a GCM Adviser.

•	GCM Customized Fund Investment Group, L.P. (“GCFIG”) is a Delaware limited partnership registered as an investment adviser under the Advisers Act that is under common control with the Subadviser and serves as the investment adviser to certain of the Existing Affiliated Investors (as defined below); and

•	Existing Affiliated Investors (as defined below).

C.	Defined Terms

“Adviser” means a CGM Adviser (as defined below) or a GCM Adviser (defined below), provided that a GCM Adviser serving as a sub-adviser to an Affiliated Investor (defined below) is included in this term only if (i) the investment adviser is a GCM Adviser and (ii) such Adviser controls the entity.

“Affiliated Investor”5 means (a) any Existing Affiliated Investor; (b) any Future Affiliated Investor; and (c) any GCM Proprietary Account (as defined below).

“Applicants” means the entities described in Section I.B.

“BDC” means a business development company under the Act.6

“Board” means the board of trustees or the board of directors, as the case may be of a Regulated Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions (as defined below) regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (as defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, corporate headquarters location of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Trustees. The Independent Trustees of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

5 Affiliated Investors may include funds that are ultimately structured as collateralized loan obligation funds (“CLOs”). Such CLOs would be investment companies but for the exception provided in Section 3(c)(7) of the Act or their ability to rely on Rule 3a-7 of the Act. During the investment period of a CLO, the CLO may engage in certain transactions customary in CLO formations with another Affiliated Investor on a secondary basis at fair market value. For purposes of the Order, any securities that were acquired by an Affiliated Investor in a particular Co-Investment Transaction that are then transferred in such customary transactions to an Affiliated Investor that is or will become a CLO (an “Affiliated Investor CLO”) will be treated as if the Affiliated Investor CLO acquired such securities in the Co-Investment Transaction. For the avoidance of doubt, any such transfer from an Affiliated Investor to an Affiliated Investor CLO will be treated as a Disposition and completed pursuant to terms and conditions of the application, though applicants note that the Regulated Funds would be prohibited from participating in such Disposition by Section 17(a)(2) or Section 57(a)(2) of the Act, as applicable. The participation by any Affiliated Investor CLO in any such Co-Investment Transaction will remain subject to the Order.

6 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“CGM Adviser” means (a) CGM (as defined above) and its successors7 and (b) any future investment adviser that is controlled by or under common control with CGM or any successor in interest to any such entity and is registered as an investment adviser under the Advisers Act.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Investors and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly Owned Investment Subsidiary) participated together with one or more Affiliated Investors and/or one or more other Regulated Funds (or its Wholly Owned Investment Subsidiary) in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Trustees” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company, or series thereof, as a BDC for this purpose).

“Existing Affiliated Investors” means investment funds (i) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) rely on Rule 3a-7 under the Act; (ii) that intend to participate in the Co-Investment Program; and (iii) whose investment adviser (and investment subadviser, if any) is a GCM Adviser. A list of the Existing Affiliated Investors is included on Schedule A hereto.

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer, in which the Regulated Fund is currently invested; (ii) with respect to an Affiliated Investor, (X) an additional investment in the same issuer in which the Affiliated Investor and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Investor does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Affiliated Investor” means any entity (i) whose investment adviser (and any sub-adviser, if any) is a GCM Adviser, (ii) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act, and (iii) that intends to participate in the Co-Investment Program.

7 The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

“Future Regulated Fund” means a closed-end management investment company (i) that is registered under the Act or has elected to be regulated as a BDC; (ii)  whose investment adviser (and any sub-adviser, if any) is a GCM Adviser; and (iii) that intends to participate in the Co-Investment Program.8

“GCM Adviser” means the Subadviser and GCFIG and their successors9 and any entity controlling, controlled by, or under common control with the Subadviser or GCFIG.

“GCM Proprietary Account” means any account of a GCM Adviser or any company that is a direct or indirect, wholly- or majority-owned subsidiary of a GCM Adviser, which, from time to time, will hold various financial assets in a principal capacity and intends to participate in the Co-Investment Program.

“Independent Trustee” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Trustee of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“JT No-Action Letters” means SMC Capital, Inc., SEC Staff No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC Staff No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means with respect to any Regulated Fund, its investment objectives and strategies, as described in its most current filings with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and the Act, and its most current report to stockholders.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly Owned Investment Subsidiary) could not participate together with one or more Affiliated Investors and/or one or more other Regulated Funds (or its Wholly Owned Investment Subsidiary) without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Investors and/or one or more other Regulated Funds that:

(i)     were acquired prior to participating in any Co-Investment Transaction;

(ii)    were acquired in transactions in which the only term negotiated by or on behalf of such funds was price; and

8 The definitions of Regulated Funds and Future Regulated Funds do not include CION Investment Corporation (“CIC”), CION Investment Partners I, L.P. (“CIP”), and CION Ares Diversified Credit Fund (“CADC”), because such funds are already operating pursuant to existing exemptive relief, which is independent of the relief requested in this Application. See CION Investment Corporation, et al. (File No. 812-14387) Release No. IC-34662 (August 4, 2022) (notice), Release No. IC-34693 (August 30, 2022) (order) (with respect to CIC, CION Investment Management, LLC, CIP and CION Investment Management II, LLC (formerly, CION Management, LLC)); and Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32399 (December 22, 2016) (notice), Release. No. IC-32427 (January 18, 2017) (order), as amended by Ares Capital Corporation, et al. (File No. 812-15368) Release No. IC-34699 (September 8, 2022) (notice), Release. No. IC-34722 (September 30, 2022) (order), (with respect to CADC and CION Ares Management, LLC (“CAM”)). CADC, CAM, and the other parties listed therein submitted an application to amend this exemptive relief on February 7, 2024. See Ares Capital Corporation, et al. (File No. 812-15483) SEC Accession No. 0001104659-24-011666.

9 See note 7, above.

(iii)   were acquired either: (x) in reliance on one of the JT No-Action Letters; or (y) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Investor or other Regulated Fund.

“Regulated Funds” means (a) the Funds and (b) the Future Regulated Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)  it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)  it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)  it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly Owned Investment Subsidiary” means an entity (i) that is a wholly-owned subsidiary10 of a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 95% or more of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund; (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) that (a) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, (b) relies on Rule 3a-7 under the Act, or (c) qualifies as a REIT within the meaning of Section 856 of the Code, because substantially all of its assets would consist of real properties.

II.	APPLICANTS

A.	CION Grosvenor Infrastructure Fund and CION Grosvenor Infrastructure Master Fund, LLC

The Fund is a Delaware statutory trust that is registered under the Act as a non-diversified, closed-end management investment company and that will operate as an interval fund pursuant to Rule 23c-3 under the Act, and pursuant to a master/feeder structure. The Fund will initially invest substantially all of its assets in the Master Fund, a Delaware limited liability company that is registered under the Act as a non-diversified, closed-end management investment company that will operate as an interval fund. The Fund and the Master Fund will each be advised by CGM and will be sub-advised by a GCM Adviser. The Funds will have substantially similar investment objectives and strategies and will have the same Board members. Membership of the Fund’s and Master Fund’s Boards will comply in all respects with the requirements of the Act, including with respect to the Independent Trustees.11 The Funds will have six (6)-member Boards, of which four (4) persons are Independent Trustees. Except as otherwise provided, references to the Fund’s investments also will refer to any Master Fund investments.

10 A “wholly-owned subsidiary” of a person is as defined in Section 2(a)(43) of the Act and means a company 95% or more of the outstanding voting securities of which are owned by such person.

11 The composition of each Fund’s Board will comply with the Act concurrent with the effectiveness of its registration statement.

The Fund’s investment objective is to seek to provide current income and long-term capital appreciation.

The Fund will seek to achieve its investment objective by generating attractive risk-adjusted returns and current income through a variety of infrastructure investments and infrastructure-related assets or businesses (“Infrastructure Investments”). Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Infrastructure Investments. The Fund expects its portfolio will be primarily comprised of Infrastructure Investments acquired through privately negotiated transactions, but a relatively smaller portion of its portfolio will be comprised of liquid investments, which may include Infrastructure Investments that are expected to be more liquid in nature.

B.	CION Grosvenor Management, LLC

CGM is a Delaware limited liability company registered as an investment adviser under the Advisers Act and serves or will serve as investment adviser to the Funds pursuant to the Investment Management Agreements, which will be approved by the Board, including a majority of the Independent Trustees, of the Funds, and by the Funds’ initial sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. Under the terms of the Investment Management Agreements, CGM will be responsible for providing management and administrative services to the Funds and supervising the activities of the GCM Advisers.

CGM has engaged the Subadviser12 to provide portfolio management services to the Funds in accordance with their investment objectives, strategies and restrictions. CGM has established guidelines, monitoring and reporting procedures to evaluate the performance of the GCM Adviser relative to the Funds’ Objectives and Strategies. CGM is not responsible for making or ratifying any investment decisions made by the Subadviser. CGM has delegated responsibility for the Co-Investment Program described herein to the Subadviser and cannot cause the Funds or any Affiliated Investor to enter into a Potential Co-Investment Transaction.

CGM is a joint venture between GCM Grosvenor Inc. and CION Investment Group, LLC. GCM Grosvenor Inc. is not an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of CION Investment Group, LLC. CION Investment Group, LLC and its affiliates will not be the source of any Potential Co-Investment Transactions under the requested Order. As such, CION Investment Group, LLC has not been included as an Applicant.

12 The Subadviser provides its investment advisory services to the Fund under an investment sub-advisory agreement between the Fund, CGM and the Subadviser (as amended from time to time, the “Fund Sub-Advisory Agreement”). The Subadviser provides its investment advisory services to the Master Fund under an investment sub-advisory agreement between the Master Fund, CGM and the Subadviser (as amended from time to time, the “Master Fund Sub-Advisory Agreement” and, together with the Fund Sub-Advisory Agreement, the “Sub-Advisory Agreements”). The Sub-Advisory Agreements may be terminated, without the payment of penalty, upon 60 days’ notice by the Board of the Fund or Master Fund or by a vote of the Fund’s or Master Fund’s shareholders in accordance with Section 15(a) of the 1940 Act.

C.	Grosvenor Capital Management, L.P.

The Subadviser is an Illinois limited partnership registered as an investment adviser under the Advisers Act and will be appointed to serve as an investment subadviser to the Funds pursuant to the Sub-Advisory Agreements with CGM. Under the terms of the Sub-Advisory Agreements, and subject to the authority of the Board and the oversight of CGM, the Subadviser will be responsible for providing portfolio management services to the Funds. Pursuant to its delegated authority under the Sub-Advisory Agreements, the Subadviser has sole responsibility for causing the Regulated Funds to enter into a potential Co-Investment Transaction and is responsible for ensuring that the GCM Advisers, the Regulated Funds, and the Affiliated Investors comply with the conditions of this Application.

The GCM Proprietary Accounts will hold various financial assets in a principal capacity. The Subadviser and its affiliates may operate through wholly- or majority-owned subsidiaries. Currently, there are no GCM Proprietary Accounts or subsidiaries that exist and currently intend to participate in Co-Investment Transactions.

Each GCM Proprietary Account will be subject to oversight by a GCM Adviser. As a result, the Subadviser will ensure compliance by each GCM Proprietary Account with the conditions of the Application in the same manner in which the Subadviser will ensure compliance by each Affiliated Investor.

D.	GCM Customized Fund Investment Group, L.P.

GCFIG is a Delaware limited partnership registered as an investment adviser under the Advisers Act and is the investment adviser to certain of the Existing Affiliated Investors.

E.	Existing Affiliated Investors

The Existing Affiliated Investors are investment funds, (i) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) rely on Rule 3a-7 under the Act; (ii) intend to participate in the Co-Investment Program; and (iii) whose investment adviser (and investment subadviser, if any) is a GCM Adviser. A list of the Existing Affiliated Investors is included on Schedule A hereto.

III.	ORDER REQUESTED

Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and Conditions set forth below in this Application, a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Investors to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Investors seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Investors to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Investors to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Overview

The Advisers manage the assets entrusted to them by their clients in accordance with their fiduciary duty to those clients and, with respect to registered investment companies, the Act.

Each Adviser is and will be presented with many investment opportunities each year on behalf of its clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of its clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act. Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Investor is participating. Once invested in a security, the Regulated Funds and Affiliated Investors often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. If a Regulated Fund and one or more Affiliated Investors are invested in an issuer, such funds may not participate in a follow-on investment or exit the investment if the terms of the transaction would be a prohibited joint transaction.

As a result, the Regulated Funds and Affiliated Investors are limited in the types of transactions in which they can participate with each other, and the Regulated Funds often must forego transactions that would be beneficial to investors in the Regulated Funds. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

The Applicants discuss the need for the requested relief in greater detail in Section III.C below. The Advisers have established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Investors and (ii) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

The Advisers are organized and managed such that the investment professionals that are active in driving the sourcing, due diligence, execution of private equity investment opportunities and post-investment monitoring (the “Investment Team”), and the investment professionals that are responsible for overseeing the proper and consistent execution of the investment process and deciding which investment opportunities are approved for investment, which portfolios will invest in a particular investment opportunity and the allocation of capital by each portfolio to an investment opportunity (the “Investment Committee”) are promptly notified of available opportunities that fall within the then current Board Established Criteria, if any.

Opportunities for Potential Co-Investment Transactions may arise when investment management personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Investors. If the requested Order is granted, the Advisers will establish (to the extent not already established), maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients.

The Advisers have established such policies and procedures in connection with this Order. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant Investment Team and the Investment Committee responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendation under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).13 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Investment Team and Investment Committee receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Advisers to each applicable Regulated Fund, working through the applicable Investment Team, or in conjunction with the Investment Committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances. Applicants represent that, if the requested Order is granted, the Investment Team and the Investment Committee for each of the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures will be structured so that the relevant Investment Team for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Regulated Funds.

(b)	Order Placement and Allocation

General. If the Advisers to a Regulated Fund deem the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, they will, working through the applicable Investment Team, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Advisers and any applicable Investment Team and Investment Committee may consider such factors, among others, as investment guidelines, goals or restrictions of the Regulated Fund; capacity of the Regulated Fund; existing allocation to similar strategies and the diversification objectives of the Regulated Fund; tax considerations; legal or regulatory considerations; prohibitions or restrictions under the Act, including the Conditions; and other relevant considerations.

13 Representatives from the Subadviser to a Regulated Fund are members of each Investment Team or Investment Committee or are otherwise entitled to participate in each meeting of any Investment Team or Investment Committee that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team or Investment Committee. The Investment Team and Investment Committee will keep formal written records of their meetings, and such formal written records will include reference to the specific investment opportunities considered at the meeting.

Allocation Procedure. For each Regulated Fund and Affiliated Investor whose Advisers recommend participating in a Potential Co-Investment Transaction, the Investment Team will submit initial proposed allocations to the Investment Committee in its investment recommendation documentation. Each such allocation will be determined in accordance with the investment objective, investment strategy and constraints for each Regulated Fund and Affiliated Investor and in accordance with the applicable Adviser’s written allocation policies and procedures that are in accordance with the terms and conditions of this Application, have been approved by the Adviser’s board of directors and the implementation of which is overseen by the Adviser’s Chief Compliance Officer (“CCO”) and risk management team. Prior to the External Submission (as defined below) each proposed order amount may be adjusted in accordance with the applicable Adviser’s written allocation policies and procedures.14 The order of a Regulated Fund or Affiliated Investor resulting from this process is referred to as its “Internal Order.” The Internal Order will be submitted for approval by the Investment Committee by unanimous vote of approval in accordance with the Conditions and as discussed in Section III.A.1.c below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.15 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Investors’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Advisers to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

14 The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

15 The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Trustees with information concerning the Affiliated Investors’ and Regulated Funds’ order sizes to assist the Eligible Trustees with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

Compliance. The Applicants represent that the allocation review process of each Adviser will be a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The Board of each Regulated Fund must approve the policies and procedures governing the allocation process, which will be monitored and reviewed by the relevant Adviser’s CCO and compliance staff.

(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or one or more Affiliated Investors only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

A Regulated Fund may participate in Pro Rata Dispositions and Pro Rata Follow-On Investments without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Investors participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Investor in a Co-Investment Transaction may occur up to ten business days after the settlement date for a Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Investors and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Investor or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Investors will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Investor or another Regulated Fund did not settle as expected.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time, the Regulated Funds and Affiliated Investors may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Investors previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Investors and in accordance with the proposed procedures discussed above and with the Conditions of the Order. The Order, if granted, would permit Affiliated Investors to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Investors are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Investors holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Investors have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Investors hold Pre-Boarding Investments and have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Regulated Fund and each Affiliated Investor is proportionate to its outstanding investments in the issuer or security, as appropriate,16 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Trustees in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Investors and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

16 See note 33, below.

Applicants believe that these Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and one or more Affiliated Investors holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Investors may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Investors may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Investors need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Investors may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4). If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Investors and in accordance with procedures set forth in the proposed Conditions to the Order, as discussed below. The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Investors holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.b. below and governed by Condition 7.

(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Regulated Fund and each Affiliated Investor is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;17 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Trustees.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;18 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Investors is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Dispositions

One or more Regulated Funds and/or one or more Affiliated Investors that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Investors may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Investors need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.19 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.	Use of Wholly Owned Investment Subsidiaries

The existing Regulated Fund or a Future Regulated Fund may, from time to time, form one or more Wholly Owned Investment Subsidiaries. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Investor because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

17 See note 31, below.

18 In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

19 However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Trustees must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

Applicants represent that this treatment is justified because a Wholly Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and issuing debt on behalf or in lieu of the Regulated Fund and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly Owned Investment Subsidiary. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly Owned Investment Subsidiary in the Regulated Fund’s place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly Owned Investment Subsidiaries, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly Owned Investment Subsidiary.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[20] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

20 Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

Section 2(a)(3)(C) of the Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) of the Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund controls the fund, absent compelling evidence to the contrary.21

2.	Rule 17d-1

Rule 17d-l under the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

21 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice...can the adviser realistically be deemed not in control.”); SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC Staff No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question...”). Depending on the nature of an Adviser’s sub-advisory role with an Affiliated Investor, it could be deemed to control such Affiliated Investor, which would necessitate the requested relief.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.22 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) ... is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”23 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”24

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Investors and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1, Section 17(d) and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

The Advisers are CGM, the Subadviser and GCFIG. CGM is the investment adviser to the Funds, and the Subadviser is the investment sub-adviser to the Funds. The Future Regulated Funds will be advised (and sub-advised, if applicable) by a GCM Adviser. An Adviser may be deemed to control the Funds, and any other Adviser will be controlling, controlled by, or under common control with either CGM or the Subadviser. In addition, a GCM Adviser is investment adviser to each of the Existing Affiliated Investors. The Affiliated Investors will be advised (and sub-advised, if applicable) by a GCM Adviser. The GCM Proprietary Accounts will be advised (and sub-advised, if applicable) by a GCM Adviser. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the Act. In addition, the Affiliated Investors may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the Act. Thus, each of the Affiliated Investors could be deemed to be a person related to the Regulated Funds in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Investors from participating in Co-Investment Transactions with the Regulated Funds.

22 See “Protecting Investors: A Half-Century of Investment Company Regulation,” 1504 Fed.Sec.L.Rep., Extra Edition (May 29, 1992) at 488, et seq.

23 Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert, denied, 393 U.S. 1015 (1969).

24 H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

In addition, because the GCM Proprietary Accounts will be controlled by a GCM Adviser and, therefore, may be under common control with the Funds, the Subadviser, and any Future Regulated Funds, the GCM Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 17(d) or 57(b) and also prohibited from participating in the Co-Investment Program. Each Regulated Fund would also be related to each other Regulated Fund in a manner described by Section 57(b) or Rule 17d-1, as applicable, and thus prohibited from participating in Co-Investment Transactions with each other.

Further, because the Wholly Owned Investment Subsidiaries are or will be controlled by the Regulated Funds, the Wholly Owned Investment Subsidiaries would be subject to Section 17(d), and thus would also be subject to the provisions of Rule 17d-l, and therefore would be prohibited from participating in Co-investment Transactions without the Order.

We are including the CGM Advisers because CGM is the investment adviser to the Funds, however, the CGM Advisers will be subject to Conditions 2(c)(iv), 13, 14 and 15 only. The Co-Investment Program will be controlled by the Subadviser because the GCM Adviser to any Regulated Fund will be responsible for monitoring and complying with the conditions of the Order, subject to the oversight of the applicable Board. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Investors participating in Co-Investment Transactions to be subject to Section 17(d) of the Act, and thus subject to the provisions of Rule 17d-l of the Act.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons, including precedents involving subadvisers and proprietary accounts.25 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders cited.

25 See, e.g., Coller Secondaries Private Equity Opportunities Fund, et al. (File No. 812-15446) Rel. Nos. 35163 (March 22, 2024) (notice) and 35171 (April 17, 2024) (order); First Trust Real Assets Fund, et al. (File No. 812-15381) Rel. Nos. 35150 (Feb. 28, 2024) (notice) and 35164 (March 26, 2024) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461) Rel. Nos. 34963 (July 24, 2023) (notice) and 34987 (Aug. 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181) Rel. Nos. 34962 (July 18, 2023) (notice) and 34985 (Aug. 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422) Rel. Nos. 34953 (June 28, 2023) (notice) and 34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323) Rel. Nos. 34946 (June 20, 2023)s (notice) and 34961 (July 18, 2023) (order); John Hancock Asset-Based Lending Fund, et al. (File No. 812-15286) Rel. Nos. 34690 (Aug. 29, 2022) (notice) and 34718 (Sept. 26, 2022) (order); Bain Capital Specialty Finance, Inc., et al. (File No. 812-15222) Rel. Nos. 34422 (Nov. 22, 2021) and 34445 (Dec. 20, 2021); Main Street Capital Corporation, et al. (File No. 812-14979) Rel. Nos. 34103 (Nov. 23, 2020) (notice) and 34146 (order); Stellus Capital Investment Corporation, et al. (File No. 812-15255) Rel. Nos. 34556 (April 11, 2022) (notice) and 34579 (May 9, 2022) (order); BlackRock Capital Investment Corporation, et al. (File No. 812-15259) Rel. Nos. 34535 (March 18, 2022) (notice) and 34558 (April 14, 2022) (order); Panagram Capital, LLC, et al. (File No. 812-15267) Rel. Nos. 34531 (March 14, 2022) (notice) and 34557 (April 11, 2022) (order); Onex Falcon Direct Lending BDC Fund, et al. (File No. 812-15234) Rel. Nos. 34523 (March 2, 2022) (notice) and 34546 (March 29, 2022) (order); and Jefferies Private Credit BDC Inc., et al. (File No. 812-15136) Rel. Nos. 34522 (March 2, 2022) (notice) and 34551 (March 30, 2022) (order) (extension granted Jan. 5, 2021 and further extension granted March 2, 2021).

Applicants note, in particular, that the protocol to be followed by the Applicants for Co-Investment Transactions is substantially similar to the protocol followed by Coller Secondaries Private Equity Opportunities Fund and its affiliates, for which an order was issued on April 17, 2024 (the “Coller Order”), First Trust Real Assets Fund and its affiliates, for which an order was issued on March 26, 2024 (the “First Trust Order”), Hartford Schroders Private Opportunities Fund and its affiliates, for which an order was issued on June 6, 2023 (the “Schroders Order”), John Hancock Asset-Based Lending Fund and its affiliates, for which an order was issued on September 26, 2022 (the “Hancock Order”), TCG BDC, Inc. and its affiliates, for which an order was issued on January 17, 2018 (the “Carlyle Order”), by Morgan Stanley Direct Lending Fund and its affiliates, for which an order was issued on September 18, 2020 (the “Morgan Stanley Order”), by Pomona Investment Fund and its affiliates, for which an order was issued on October 13, 2021 (the “Pomona Order”), and by JPMorgan Private Markets Fund and its affiliates, for which an order was issued on June 7, 2023 (the “JPMorgan Order”). Due to the size and complexity of Applicants’ operations, Applicants, consistent with the Coller Order, First Trust Order, Schroders Order, Hancock Order, Carlyle Order, Morgan Stanley Order, Pomona Order, and JPMorgan Order, propose to limit the Potential Co-Investment Transactions of which each Adviser would be notified of those investments that would be consistent with each Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on the Applicants. In addition, also consistent with the Coller Order, First Trust Order, Schroders Order, Carlyle Order and Morgan Stanley Order, Applicants seek to obtain exemptive relief to permit Applicants to participate in Enhanced Review Follow-Ons or Enhanced Review Dispositions.

The relief requested in this Application with respect to Follow-On Investments is consistent with the temporary relief granted by the Commission on April 8, 2020 and other orders.26

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

26 See BDC Temporary Exemptive Order Under Sections 6(c), 17(d), 38(a), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 Thereunder Granting Exemptions from Specified Provisions of the Investment Company Act and Certain Rules Thereunder, Investment Company Act Rel. No. 33837 (April 8, 2020) (extension granted on January 5, 2021 and further extension granted on April 22, 2021). See, e.g. BlackRock Capital Investment Corporation, et al. (File No. 812-15259), Rel. Nos. 34535 (March 18, 2022) (notice) and 34558 (April 14, 2022) (order) and John Hancock Asset-Based Lending Fund, et al. (File No. 812-15286) Rel. Nos. 34690 (Aug. 29, 2022) (notice) and 34718 (Sept. 26, 2022) (order).

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances, the Regulated Funds may be limited in their ability to participate in attractive and appropriate investment opportunities. For example, because the Regulated Fund will invest in private investments that may in many instances be negotiated, the Applicants cannot rely upon existing no-action relief provided by the staff of the U.S. Securities and Exchange Commission Division of Investment Management which might otherwise permit certain co-investments under Section 17(d). Section 17(d), Section 57(a)(4) and Rule 17d-1 of the Act should not prevent BDCs and registered investment companies from making investments that are in the best interests of their shareholders.

In cases where the Advisers identify investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable the Regulated Fund to participate with one or more of the Affiliated Investors and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain more favorable terms, expand investment opportunities and provide better access to due diligence information for the Regulated Fund. Indeed, the Regulated Fund’s inability to co-invest with one or more of the Affiliated Investors and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for the Regulated Fund and, in turn, adversely affect the Regulated Fund’s shareholders. The Advisers expect that any portfolio company that is an appropriate investment for the Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Investors, with certain exceptions based on available capital or diversification. The Regulated Fund, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to it.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions.27 The Regulated Fund’s Board, including the Independent Trustees, has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions with Affiliated Investors because, among other matters: (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders. The Board of the Regulated Fund, including the Independent Trustees of such Regulated Fund, also has determined that it is in the best interests of the Regulated Fund and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Regulated Fund, the Adviser and counsel to use all appropriate efforts to accomplish such goal.

27 It is anticipated that the Board of each other Regulated Fund will make similar findings before engaging in a Co-Investment Transaction in reliance on the requested Order.

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Investor in a Co-Investment Transaction may occur up to ten business days after the settlement date for each Regulated Fund, and vice versa) for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to the Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records. No Independent Trustee of a Regulated Fund or any Future Regulated Fund will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Funds), including any interest in any issuer whose securities would be acquired in a Co-Investment Transaction.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

Additional duties imposed by the Conditions on the Advisers include maintaining written policies and procedures reasonably designed to ensure compliance with the Conditions.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Investors (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

The foregoing analysis applies equally where a Wholly Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly Owned Investment Subsidiary will be treated as one company with its parent for purposes of this Application.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.             Identification and Referral of Potential Co-Investment Transactions

(a)            The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)            When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.             Board Approvals of Co-Investment Transactions

(a)            If an Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

(b)            If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Investors, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Trustees with information concerning the Affiliated Investors’ and Regulated Funds’ order sizes to assist the Eligible Trustees with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)            After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Investor) to the Eligible Trustees of its participating Regulated Fund for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Investor only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)            the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)            the transaction is consistent with:

(A)            the interests of the Regulated Fund’s equity holders; and

(B)            the Regulated Fund’s then-current Objectives and Strategies;

(iii)            the investment by any other Regulated Fund(s) or Affiliated Investor(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Investor(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)            the settlement date for another Regulated Fund or an Affiliated Investor in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitments of the Affiliated Investors and Regulated Funds are made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Investor or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)            any other Regulated Fund or Affiliated Investor, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; (y) the Advisers agree to, and actually do, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Investor or any affiliated person of any other Regulated Fund or Affiliated Investor receives in connection with the right of one or more Regulated Funds or Affiliated Investors to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Investors (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)            the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect28 financial benefit to the Advisers, any other Regulated Funds, the Affiliated Investors, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.            Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

28 For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

4.            General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,29 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.            Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Investor and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Investor will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Investors, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of trustees or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.            Standard Review Dispositions.

(a)            General. If any Regulated Fund or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Investors have previously participated in a Co-Investment Transaction with respect to the issuer:

(i)            the Adviser to such Regulated Fund or Affiliated Investor,30 as applicable, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)           the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)            Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Funds.

(c)            No Board Approval Required. A Regulated Fund may participate in such Disposition without obtaining prior approval of the Required Majority if:

(i)            (A) the participation of each Regulated Fund and Affiliated Investor in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition31; (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)          each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Investors is price.

29 This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

30 Any GCM Proprietary Account that is not advised by the Subadviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).

31 In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Investor’s outstanding investment in the security in question immediately preceding the Disposition.

(d)            Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.            Enhanced Review Dispositions

(a)            General. If any Regulated Fund or Affiliated Investor elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)            the Adviser to such Regulated Fund or Affiliated Investors, as applicable, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)           the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)          the Adviser will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)            Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)            the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv).

(ii)           the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)            Additional Requirements. The Disposition may only be completed in reliance on the Order if:

(i)           Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Investors and any other Regulated Funds;

(ii)           Original Investments. All of the Affiliated Investors’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)          Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)         Multiple Classes of Securities. All Regulated Funds and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Investor’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial32 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)          No control. The Affiliated Investors, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.            Standard Review Follow-Ons.

(a)            General. If any Regulated Fund or Affiliated Investor desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Investors holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)            the Adviser to each such Regulated Fund or Affiliated Investor, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)           the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)            No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)            (A) the proposed participation of each Regulated Fund and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,33 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)           it is a Non-Negotiated Follow-On Investment.

32 In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

33 To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Investors, proportionality will be measured by each participating Regulated Fund’s and Affiliated Investor’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Investors, proportionality will be measured by each participating Regulated Fund’s and Affiliated Investor’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(c)            Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Trustees must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)            Allocation. If, with respect to any such Follow-On Investment:

(i)            the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Investors’ outstanding investments in the issuer or the securities at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)           the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Investors, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b above.

(e)            Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.            Enhanced Review Follow-Ons.

(a)            General. If any Regulated Fund or Affiliated Investor desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Investors holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)            the Adviser to each such Regulated Fund or Affiliated Investor, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)           the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)          the Adviser will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)            Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c)            Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)            Original Investments. All of the Affiliated Investors’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)           Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)          Multiple Classes of Securities. All Regulated Funds and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Investor’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)          No control. The Affiliated Investors, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)            Allocation. If, with respect to any such Follow-On Investment:

(i)            the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Investors’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)            the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Investors, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b above.

(e)            Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

10.            Board Reporting, Compliance and Annual Re-Approval.

(a)            Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Investors during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Investor or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Investors that the Regulated Fund considered but declined to participate in, so that the Independent Trustees, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)            All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter and will be subject to examination by the Commission and its staff.

(c)            Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance.

(d)            The Independent Trustees will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.            Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) of the Act.

12.            Trustee Independence. No Independent Trustee of a Regulated Fund will also be a director, trustee, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Investor.

13.            Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Investors be shared by the Regulated Funds and the participating Affiliated Investors in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.            Transaction Fees34. Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k) of the Act) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a) (1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Investors, the other Regulated Funds or any affiliated person of the Affiliated Investors or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z); (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k); or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Investor(s) and its Adviser.

34 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

15.            Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as indicated on the cover page of this Application. The Applicants further state that all written communications concerning this Application should be directed to the address set forth on the cover page. The Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the Act without a hearing being held.

Pursuant to Rule 0-2(c)(1) under the Act, the Applicants state that under the provisions of the Applicants’ governing instruments, the responsibility for the management of their affairs and business is vested in their officers or other governing body, as applicable. The Applicants represent that the undersigned individuals are authorized to file this Application in their name and on their behalf.

The Applicants named below have each caused this Application to be duly signed on their behalf on the 24th day of July 2024. The certification required by Rule 0-2(c)(1) under the Act is attached as Exhibit A of this Application and the verification required by Rule 0-2(d) under the Act is attached as Exhibit B of this Application.

VII.	REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an Order pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act granting the Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

[Signatures Follow on Next Page]

CION GROSVENOR INFRASTRUCTURE FUND

By:	/s/ Stephen Roman
Name:	Stephen Roman
Title:	Initial Sole Trustee

CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

By:	GCM Customized Fund Investment Group, L.P., its Manager

By:	GCM, L.L.C., its General Partner

By:	/s/ Girish Kashyap
Name:	Girish Kashyap
Title:	Authorized Signatory

CION GROSVENOR MANAGEMENT, LLC

By:	/s/ Stephen Roman
Name:	Stephen Roman
Title:	Initial Sole Member

GROSVENOR CAPITAL MANAGEMENT, L.P.

By:	/s/ Girish Kashyap
Name:	Girish Kashyap
Title:	Authorized Signatory

GCM CUSTOMIZED FUND INVESTMENT GROUP, L.P.

By:	GCM, L.L.C., its General Partner

By:	/s/ Girish Kashyap
Name:	Girish Kashyap
Title:	Authorized Signatory

Signature Pages

1

Existing Affiliated Investors:

GCM - Asga Infra Investment Holdings, L.P.

GCM Blue Sails Infrastructure Offshore Opportunities Master Fund, L.P.

GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master), L.P.

Alpha Z Infrastructure VI (Master), L.P.

Electrical Workers Infrastructure Fund, L.P.

GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P.

GCM Grosvenor J Infrastructure Investment Fund 2024 (USD) (Master), L.P.

GCM Grosvenor J Infrastructure Investment Fund 2023 (EURO) (Master), L.P.

GCM Grosvenor J Infrastructure Investment Fund 2023 (USD) (Master), L.P.

2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF

GCM Grosvenor - NPS Infrastructure Asia, L.P.

GCM Grosvenor - NPS Infrastructure III, L.P (2022-1 Investment Series)

GCM Grosvenor KB Infra Investments, L.P.

GCM U.S. Partnership Opportunities, L.P.

GCM Grosvenor Pacific, L.P. (2020-1 Investment Series)

LTV Infrastructure (GCM) (Master), L.P. (2022-1 Investment Series)

GCM Grosvenor Infrastructure Investment Program, L.P. (2022-1 Investment Series)

Texas Emerging Managers Private Markets Program, L.P.

GCM WPP Global Infrastructure, L.P.

GCM Grosvenor Multi-Asset Class Master Fund III, L.P.

GCM Grosvenor Infrastructure Opportunities Fund, SCSp

GCM Grosvenor - Osool Investments, L.P.

GCM Grosvenor Nest Sammelstiftung II, L.P. (2023-1 Investment Series)

GCM Grosvenor Customized Infrastructure Strategies III, L.P

GCM Grosvenor Infrastructure Advantage Fund II, L.P.

By:	/s/ Girish Kashyap
Name:	Girish Kashyap
Title:	Authorized Signatory

July 24, 2024

Signature Pages

2

Schedule A

Existing Affiliated Investors

Adviser: GCM Customized Fund Investment Group, L.P.
GCM – Asga Infra Investment Holdings, L.P.
GCM Blue Sails Infrastructure Offshore Opportunities Master Fund, L.P.
GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master), L.P.
Alpha Z Infrastructure VI (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (USD) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2023 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2023 (USD) (Master), L.P.
2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF
GCM Grosvenor – NPS Infrastructure Asia, L.P.
GCM Grosvenor – NPS Infrastructure III, L.P (2022-1 Investment Series)
GCM Grosvenor KB Infra Investments, L.P.
GCM U.S. Partnership Opportunities, L.P.
GCM Grosvenor Pacific, L.P. (2020-1 Investment Series)
LTV Infrastructure (GCM) (Master), L.P. (2022-1 Investment Series)
GCM Grosvenor Infrastructure Investment Program, L.P. (2022-1 Investment Series)
Texas Emerging Managers Private Markets Program, L.P.
GCM WPP Global Infrastructure, L.P.
GCM Grosvenor Infrastructure Opportunities Fund, SCSp
GCM Grosvenor – Osool Investments, L.P.
GCM Grosvenor Nest Sammelstiftung II, L.P. (2023-1 Investment Series)
GCM Grosvenor Customized Infrastructure Strategies III, L.P
Adviser: Grosvenor Capital Management, L.P.
Electrical Workers Infrastructure Fund, L.P.
GCM Grosvenor Multi-Asset Class Master Fund III, L.P.
GCM Grosvenor Infrastructure Advantage Fund II, L.P.

Schedule A-1

EXHIBIT A

Resolutions of the sole trustee (the “Trustee”) of CION Grosvenor Infrastructure Fund

(the “Fund”)

WHEREAS, the Trustee has reviewed the Fund’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder; and

WHEREAS, the Trustee deems it advisable and in the best interest of the Fund that the Fund file the Exemptive Application.

NOW, THEREFORE, BE IT:

RESOLVED, that the officers of the Fund (the “Officers”) be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto;

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;

RESOLVED, that all acts and things previously done by the Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officer may deem necessary and to identify by such Officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Exhibit A-1

Resolutions of the managing member (the “Manager”) of CION Grosvenor Infrastructure Master Fund, LLC (the “Fund”)

WHEREAS, the Manager has reviewed the Fund’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder; and

WHEREAS, the Manager deems it advisable and in the best interest of the Fund that the Fund file the Exemptive Application.

NOW, THEREFORE, BE IT:

RESOLVED, that the officers of the Fund (the “Officers”) be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto;

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;

RESOLVED, that all acts and things previously done by the Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officer may deem necessary and to identify by such Officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Exhibit A-2

EXHIBIT B

Verifications

The undersigned states that he has duly executed the attached Application dated July 24, 2024, for and on behalf of CION Grosvenor Infrastructure Fund in his capacity as the initial sole trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CION GROSVENOR INFRASTRUCTURE FUND

By:	/s/ Stephen Roman
Name:	Stephen Roman
Title:	Initial Sole Trustee

The undersigned states that he has duly executed the attached Application dated July 24, 2024, for and on behalf of CION Grosvenor Infrastructure Master Fund, LLC in his capacity as the managing member of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

By: GCM Customized Fund Investment Group, L.P., its Manager

By: GCM, L.L.C., its General Partner

By:	/s/ Girish Kashyap
Name:	Girish Kashyap
Title:	Authorized Signatory

The undersigned states that he has duly executed the attached Application dated July 24, 2024, for and on behalf of CION Grosvenor Management, LLC, in his capacity as the initial sole member of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CION GROSVENOR MANAGEMENT, LLC

By:	/s/ Stephen Roman
Name:	Stephen Roman
Title:	Initial Sole Member

Exhibit B-1

The undersigned signatories state that they have duly executed the attached Application dated July 24, 2024, for and on behalf of Grosvenor Capital Management, L.P. in their capacity as authorized signatories of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned signatories further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

GROSVENOR CAPITAL MANAGEMENT, L.P.

By:	/s/ Girish Kashyap
Name:	Girish Kashyap
Title:	Authorized Signatory

The undersigned signatories state that they have duly executed the attached Application dated July 24, 2024, for and on behalf of GCM Customized Fund Investment Group, L.P. in their capacity as authorized signatories of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned signatories further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

GCM CUSTOMIZED FUND INVESTMENT GROUP, L.P.

By: GCM, L.L.C., its General Partner

By:	/s/ Girish Kashyap
Name:	Girish Kashyap
Title:	Authorized Signatory

The undersigned states that he has duly executed the attached Application dated July 24, 2024, for and on behalf of the Existing Affiliated Investors listed on Schedule A in his capacity as indicated below of such entities, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Exhibit B-2

Existing Affiliated Investors:

GCM - Asga Infra Investment Holdings, L.P.
GCM Blue Sails Infrastructure Offshore Opportunities Master Fund, L.P.
GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master), L.P.
Alpha Z Infrastructure VI (Master), L.P.
Electrical Workers Infrastructure Fund, L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (USD) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2023 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2023 (USD) (Master), L.P.
2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF
GCM Grosvenor - NPS Infrastructure Asia, L.P.
GCM Grosvenor - NPS Infrastructure III, L.P (2022-1 Investment Series)
GCM Grosvenor KB Infra Investments, L.P.
GCM U.S. Partnership Opportunities, L.P.
GCM Grosvenor Pacific, L.P. (2020-1 Investment Series)
LTV Infrastructure (GCM) (Master), L.P. (2022-1 Investment Series)
GCM Grosvenor Infrastructure Investment Program, L.P. (2022-1 Investment Series)
Texas Emerging Managers Private Markets Program, L.P.
GCM WPP Global Infrastructure, L.P.
GCM Grosvenor Multi-Asset Class Master Fund III, L.P.
GCM Grosvenor Infrastructure Opportunities Fund, SCSp
GCM Grosvenor - Osool Investments, L.P.
GCM Grosvenor Nest Sammelstiftung II, L.P. (2023-1 Investment Series)
GCM Grosvenor Customized Infrastructure Strategies III, L.P
GCM Grosvenor Infrastructure Advantage Fund II, L.P.

By:	/s/ Girish Kashyap
Name:	Girish Kashyap
Title:	Authorized Signatory

Exhibit B-3